UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 22, 2012

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.02   Compensatory Arrangements of Certain Officers.

(e)   On May 22, 2012, Independence Holding Company ("IHC") entered into employment agreements with each of Messrs. Jeffrey C. Smedsrud, Bernon R. Erickson, Jr., and Michael A. Kemp. The agreements are described below and set forth as exhibits to this Current Report on Form 8-K.

With Mr. Jeffrey C. Smedsrud

        Amended and Restated Officer Employment Agreement, by and among IHC, IHC Specialty Benefits, Inc. ("SB"), an indirect subsidiary of IHC, and Mr. Jeffrey C. Smedsrud, IHC's Chief Marketing and Strategy Officer and Senior Vice President, dated as of May 22, 2012 (see Exhibit 10.1). Under this employment agreement, if Mr. Smedsrud's employment by SB or its affiliate were to cease under certain circumstances, Mr. Smedsrud would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Smedsrud during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the sum of: (i) twelve months and (ii) a number of months equal to the aggregate number (not necessarily continuous) of completed years of service as an employee of the Company or any other subsidiary of IHC, but only since the Company or such subsidiary became a wholly owned subsidiary of IHC, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Smedsrud's employment by SB being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Smedsrud's material failure to follow SB's or IHC's lawful directions, material failure to follow SB's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage SB, IHC or their respective reputations), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with SB's (or its successor's) material breach of its obligations under the employment agreement or upon SB's non-renewal of the employment agreement). The initial term of Mr. Smedsrud's employment agreement is one year from the date it was entered into, but, by its terms, it will be automatically extended for successive one-year periods unless ninety days' notice of non-renewal is given by either SB or Mr. Smedsrud to the other, as applicable.

With Mr. Bernon R. Erickson, Jr.

        Amended and Restated Officer Employment Agreement, by and among IHC, Actuarial Management Corporation. ("AMC"), a wholly owned subsidiary of IHC, and Mr. Bernon R. Erickson, Jr., IHC's Chief Health Actuary and Senior Vice President, dated as of May 22, 2012 (see Exhibit 10.2). Under this employment agreement, if Mr. Erickson's employment by AMC or its affiliate were to cease under certain circumstances, Mr. Erickson would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Erickson during the preceding five years (under certain conditions), adjusted *pro rata* for the applicable severance period. The applicable severance period would be the sum of: (i) twelve months and (ii) a number of months equal to the aggregate number (not necessarily continuous) of completed years of service as an employee of the Company or any other subsidiary of IHC, but only since the Company or such subsidiary became a wholly owned subsidiary of IHC, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Erickson's employment by AMC being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Erickson's material failure to follow AMC's or IHC's lawful directions, material failure to follow AMC's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage AMC, IHC or their respective reputations), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with AMC's (or its successor's) material breach of its obligations under the employment agreement or upon AMC's non-renewal of the employment agreement). The initial term of Mr. Erickson's employment agreement is one year from the date it was entered into, but, by its terms, it will be automatically extended for successive one-year periods unless ninety days' notice of non-renewal is given by either AMC or Mr. Erickson to the other, as applicable.

<u>With Mr. Michael A. Kemp</u>

Officer Employment Agreement, by and among IHC, IHC Risk Solutions, LLC ("RS"), an indirect subsidiary of IHC, and Mr. Michael A. Kemp, IHC's Chief Underwriting Officer and Senior Vice President, dated as of May 22, 2012 (see Exhibit 10.3). Under this employment agreement, if Mr. Kemp's employment by RS or its affiliate were to cease under certain circumstances, Mr. Kemp would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Kemp during the preceding five years (under certain conditions), adjusted *pro rata* for the applicable severance period. The applicable severance period would be the greater of: (i) twelve (12); <u>or</u> (ii) a number of months equal to the sum of (a) three and five-tenths (3.5) plus (b) the aggregate number (not necessarily continuous) of completed years of service as an employee of the Company or any other subsidiary of IHC, <u>but</u> only since the Company or such subsidiary became a wholly owned subsidiary of IHC, not to exceed twenty-four (24) months. The circumstances under which such severance would be paid are (i) Mr. Kemp's employment by RS being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Kemp's material failure to follow RS's or IHC's lawful directions, material failure to follow RS's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage RS, IHC or their respective reputations), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with RS's (or its successor's) material breach of its obligations under the employment agreement or upon RS's non-renewal of the employment agreement). The initial term of Mr. Kemp's employment agreement is one year from the date it was entered into, but, by its terms, it will be automatically extended for successive one-year periods unless ninety days' notice of non-renewal is given by either RS or Mr. Kemp to the other, as applicable.

Item 9.01.   Financial Statements and Exhibits.

(d)   <u>Exhibits</u>.   The following exhibits are filed with this Report.

<u>Exhibit Number</u>   <u>Description</u>

10.1   Amended and Restated Officer Employment Agreement, by and among Independence Holding Company, IHC Specialty Benefits, Inc. and Mr. Jeffrey C. Smedsrud, dated as of May 22, 2012.

10.2   Amended and Restated Officer Employment Agreement, by and among Independence Holding Company, Actuarial Management Corporation and Mr. Bernon R. Erickson, Jr., dated as of May 22, 2012.

10.3   Officer Employment Agreement, by and among Independence Holding Company, IHC Risk Solutions, LLC and Mr. Michael A. Kemp, dated as of May 22, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Adam C. Vandervoort*   Date: May 29, 2012
Adam C. Vandervoort
Corporate Vice President, General Counsel and Secretary